SCHEDULE H-3

GENERAL SECURITY AGREEMENT

(Baytex Energy Ltd.)

THIS AGREEMENT made as of •, 20•

B E T W E E N :

BAYTEX ENERGY LTD., a corporation existing under the laws of Alberta (hereinafter referred to as the “Debtor”)

- and -

THE TORONTO-DOMINION BANK, a Canadian chartered bank, in its capacity as Agent (hereinafter referred to as the “Secured Party”).

WHEREAS the Debtor has agreed to grant, as general and continuing security for the payment and performance of the Obligations (as hereinafter defined), the security interest and assignment, mortgage and charge granted herein;

AND WHEREAS the Lenders and Hedging Affiliates have appointed and authorized the Secured Party to act as their agent and attorney for the purpose of holding security granted by the Debtor;

NOW THEREFORE THIS AGREEMENT WITNESSES that in consideration of the premises and the covenants and agreements herein contained the parties agree as follows:

ARTICLE 1
INTERPRETATION

1.1	Definitions

In this Agreement, including the recitals hereto, this Section and any schedules or attachments hereto, unless something in the subject matter or context is inconsistent therewith:

“Agreement” means this agreement, as amended, modified, supplemented or restated from time to time in accordance with the provisions hereof.

“Beneficiaries” means, collectively, the Lenders, the Hedging Affiliates and the Agent, and “Beneficiary” means any of the Lenders, the Hedging Affiliates or the Agent.

“Charge” means the security interests, assignments, mortgages and charges created hereunder.

“Collateral” has the meaning set out in Section 2.1.

“Credit Agreement” means the Amended and Restated Credit Agreement made as of July 9, 2003, as amended and restated as of September 3, 2003, as further amended and restated as of June 9, 2006 and as further amended and restated as of November 29, 2007 between the Debtor, the Secured Party and the Lenders relating to the establishment of certain credit facilities in favour of the Debtor, as the same may be further amended, modified, supplemented or restated from time to time in accordance with the provisions thereof.

“Obligations” means, collectively and at any time and from time to time, (a) all present and future obligations, liabilities and indebtedness (absolute or contingent, matured or otherwise) of the Debtor to the Agent and the Lenders under, pursuant or relating to the Credit Agreement and other Documents and including, without limitation, the principal of, and all interest, fees, legal and other costs, charges and expenses owing or payable on or in respect of, any and all Loans and (b) all Lender Financial Instrument Obligations of or owing by the Debtor to any and all Lenders and Hedging Affiliates, in each case whether the same are from time to time reduced and thereafter increased or entirely extinguished and thereafter incurred again.

1.2	Definitions used in the Credit Agreement

Capitalized terms used herein without express definition shall, unless something in the subject matter or context is inconsistent therewith, have the same meanings as are ascribed to such terms in the Credit Agreement.

1.3	Personal Property Security Act Definitions

The terms “accessions”, “accounts”, “chattel paper”, “documents of title”, “goods”, “instruments”, “intangibles”, “inventory”, “money”, “proceeds” and “investment property” whenever used herein shall have the meanings given to those terms in the Personal Property Security Act (Alberta) (the “PPSA”), as now enacted or as the same may from time to time be amended, re-enacted or replaced.

1.4	Headings and References

The division of this Agreement into Articles and Sections and the insertion of headings are for convenience of reference only and shall not affect the construction or interpretation of this Agreement.  The terms “this Agreement”, “hereof”, “hereunder” and similar expressions refer to this Agreement and not to any particular Article, Section or other portion hereof and include any agreement supplemental hereto.  Unless something in the subject matter or context is inconsistent therewith, reference herein to Articles and Sections are to Articles and Sections of this Agreement.

1.5	Included Words

In this Agreement words importing the singular number only shall include the plural and vice versa, words importing any gender shall include all genders, words importing persons shall include individuals, partnerships, associations, trusts, unincorporated organizations and corporations and words and terms denoting inclusiveness (such as “include” or “includes” or “including”), whether or not so stated, are not limited by their context or by the words or phrases which precede or succeed them.

1.6	Calculation of Interest

Whenever a rate of interest hereunder is calculated on the basis of a year (the “deemed year”) which contains fewer days than the actual number of days in the calendar year of calculation, such rate of interest shall be expressed as a yearly rate for the purposes of the Interest Act (Canada) by multiplying such rate of interest by the actual number of days in the calendar year of calculation and dividing it by the number of days in the deemed year.

1.7	Schedules

Any schedule to this Agreement is incorporated by reference and shall be deemed to be part of this Agreement.

ARTICLE 2
GRANT OF SECURITY

2.1	Security

As general and continuing security for the payment and performance of the Obligations, the Debtor hereby grants to the Secured Party a security interest in all of the present and future undertaking, assets and property, both real and personal, of the Debtor (collectively, the “Collateral”), and as further general and continuing security for the payment and performance of the Obligations, the Debtor hereby assigns the Collateral to the Secured Party and mortgages and charges the Collateral to the Secured Party (with respect to real property, as and by way of a floating charge).  Without limiting the generality of the foregoing, the Collateral shall include all right, title and interest that the Debtor now has, may be possessed of, entitled to, or acquire, by way of amalgamation or otherwise, now or hereafter or may hereafter have in all property of the following kinds:

(a)
Accounts Receivable:  all debts, accounts, accounts receivables, claims and choses in action which are now or which may hereafter become due, owing or accruing due to the Debtor (collectively, the “Receivables”);

(b)
Inventory:  all inventory of whatever kind and wherever situated including, without limiting the generality of the foregoing, all goods held for sale or lease, or furnished or to be furnished under contracts for service, or that are work in progress, or that are raw materials used or consumed in the business of the Debtor (collectively, the “Inventory”);

(c)
Equipment:  all goods, machinery, equipment, fixtures, furniture, plant, vehicles and other tangible personal property which are not Inventory, including, without limiting the generality of the foregoing, the tangible personal property described in any schedule hereto executed by both the Debtor and the Secured Party;

(d)	Chattel Paper: all chattel paper;

(e)	Documents of Title: all warehouse receipts, bills of lading and other documents of title, whether negotiable or not;

(f)	Investment Property and Instruments: all shares, stock, warrants, bonds, debentures, debenture stock and other investment property and all instruments (collectively, the “Securities”);

(g)	Intangibles: all intangibles not described in Section 2.1(a) including, without limiting the generality of the foregoing, all goodwill, patents, trademarks, copyrights and other industrial property;

(h)	Money: all coins or bills or other medium of exchange adopted for use as part of the currency of Canada or of any foreign government;

(i)
Books, Records, Etc.:  all books, papers, accounts, invoices, documents and other records in any form evidencing or relating to any of the property described in Sections 2.1(a) to (h) inclusive, and all contracts, securities, instruments and other rights and benefits in respect thereof;

(j)	Substitutions, Etc.: all replacements of, substitutions for and increases, additions and accessions to any of the property described in Sections 2.1(a) to (i) inclusive; and

(k)
Proceeds:  all proceeds of the property described in Sections 2.1(a) to (j) inclusive including, without limiting the generality of the foregoing, all personal property in any form or fixtures derived directly or indirectly from any dealing with such property or that indemnifies or compensates for the loss of or damage to such property;

provided that the Charge shall not:  (i) extend, include or apply to the last day of the term of any other lease now held or hereafter acquired by the Debtor, but should the Secured Party enforce the said Charge, the Debtor shall thereafter stand possessed of such last day and shall hold it in trust to assign the same to any person acquiring such term in the course of the enforcement of the said Charge,or (ii) render the Secured Party liable to observe or perform any term, covenant or condition of any agreement, document or instrument to which the Debtor is a party or by which it is bound.

2.2	Attachment of Security Interest

The Debtor acknowledges that value has been given and agrees that the security interest granted hereby shall attach when the Debtor signs this Agreement and the Debtor has any rights in the Collateral.

ARTICLE 3
REPRESENTATIONS, WARRANTIES AND COVENANTS OF THE DEBTOR

3.1	Representations and Warranties

The Debtor hereby represents and warrants to the Secured Party and the Beneficiaries that (and acknowledges that the Secured Party and the Beneficiaries are relying on the same):

(a)	the address of the Debtor’s chief executive office (as such term is utilized in the PPSA) is that given at the end of this Agreement;

(b)	the address of the office where the Debtor keeps its records respecting the Receivables is that given at the end of this Agreement;

(c)	all of the tangible property and assets of the Debtor, real or personal, are located in the Provinces of Alberta, British Columbia and Saskatchewan; and

(d)	it has not granted “control” (within the meaning of such term under Section 1(1.1) of the PPSA) over any investment property to any person other than the Secured Party.

3.2	Survival of Representations and Warranties

The representations and warranties set out in this Agreement shall survive the execution and delivery of this Agreement notwithstanding any investigations or examinations which may be made by any of the Beneficiaries or their legal counsel.  Such representations and warranties shall                                   survive until this Agreement has been terminated and discharged in accordance with Section 6.8 hereof.

3.3	Covenants

The Debtor covenants with the Secured Party that the Debtor shall:

(a)
not change its name or its chief executive office or the location of the office where it keeps its records respecting the Receivables without giving 15 days’ prior written notice thereof to the Secured Party;

(b)
from time to time forthwith at the request of the Secured Party execute and deliver all such financing statements, schedules, assignments and documents, and do all such further acts and things as may be reasonably required by the Secured Party to effectively carry out the full intent and meaning of this Agreement, including, without limitation, to enforce the Charge and remedies provided hereunder, or to better evidence and perfect the Charge, and, upon the occurrence of an Event of Default, the Debtor hereby irrevocably constitutes and appoints the Secured Party, or any Receiver appointed by the court or the Secured Party, the true and lawful attorney of the Debtor, with full power of substitution, to do any of the foregoing in the name of the Debtor whenever and wherever the Secured Party or any such Receiver may consider it to be necessary or expedient;

(c)
pay to the Secured Party forthwith upon demand all reasonable costs and expenses (including, without limiting the generality of the foregoing, all reasonable legal, Receiver’s and accounting fees and expenses) incurred by or on behalf of the Secured Party in connection with the preparation, execution and perfection of this Agreement and the carrying out of any of the provisions of this Agreement including, without limiting the generality of the foregoing, protecting and preserving the Charge and enforcing by legal process or otherwise the remedies provided herein; and all such costs and expenses shall be added to and form part of the Obligations secured hereunder; and

(d)	not grant “control” (within the meaning of such term under Section 1(1.1) of the PPSA) over any investment property to any person other than the Secured Party.

ARTICLE 4
SECURITIES; ACCOUNT DEBTORS

4.1	Registration of Securities

The Secured Party may require that the Debtor have any Securities registered in the name of the Secured Party or in the name of its nominee and shall be entitled but not bound or required to exercise any of the rights that any holder of such Securities may at any time have, provided that, until an Event of Default has occurred and is continuing, the Debtor shall be entitled to exercise all voting power from time to time exercisable in respect of the Securities.  The Beneficiaries shall not be responsible for any loss occasioned by the exercise of any of such rights or by failure to exercise the same within the time limited for the exercise thereof.  The Debtor shall from time to time forthwith upon the request of the Secured Party deliver to the Secured Party those Securities requested by the Secured Party duly endorsed for transfer to the Secured Party or its nominee to be held by the Secured Party subject to the terms of this Agreement.

4.2	Notification of Account Debtors

Before an Event of Default occurs, the Secured Party may, to the extent necessary under applicable law to preserve or perfect the Charge granted hereby, give notice of this Agreement and the Charge granted hereby to any account debtors of the Debtor or to any other person liable to the Debtor and, after the occurrence and during the continuance of an Event of Default, may give notice to any such account debtors or other person to make all further payments to the Secured Party, and, after the occurrence and during the continuance of an Event of Default, any payment or other proceeds of Collateral received by the Debtor from account debtors or from any other person liable to the Debtor whether before or after any notice is given by the Secured Party shall be held by the Debtor in trust for the Secured Party and forthwith paid over to the Secured Party on request.

ARTICLE 5
REMEDIES

5.1	Remedies

(a)
Upon the occurrence and during the continuance of any Event of Default any or all security granted hereby shall, at the option of the Secured Party, become immediately enforceable and, in addition to any right or remedy provided by law, the Secured Party will have the rights and remedies set out below, all of which rights and remedies will be enforceable successively, concurrently, or both, and are in addition to and not in substitution for any other rights or remedies the Secured Party may have:

(i)
the Secured Party may by appointment in writing appoint a receiver or receiver and manager (each herein referred to as the “Receiver”) of the Collateral (which term when used in this Section 5.1 shall include the whole or any part of the Collateral) and may remove or replace such Receiver from time to time or may institute proceedings in any court of competent jurisdiction for the appointment of a Receiver of the Collateral; and the term “Secured Party” when used in this Section 5.1 shall include any Receiver so appointed and the agents, officers and employees of such Receiver; and the Secured Party shall not be in any way responsible for any misconduct or negligence of any such Receiver;

(ii)
the Secured Party may take possession of the Collateral and require the Debtor to assemble the Collateral and deliver or make the Collateral available to the Secured Party at such place or places as may be specified by the Secured Party;

(iii)	the Secured Party may take such steps as it considers desirable to maintain, preserve or protect the Collateral;

(iv)	the Secured Party may carry on or concur in the carrying on of all or any part of the business of the Debtor;

(v)	the Secured Party may enforce any rights of the Debtor in respect of the Collateral by any manner permitted by law;

(vi)
the Secured Party may sell, lease or otherwise dispose of the Collateral at public auction, by private tender, by private sale or otherwise either for cash or upon credit upon such terms and conditions as the Secured Party may determine and without notice to the Debtor unless required by law and may execute and deliver to the purchaser or purchasers of the Collateral or any part thereof a good and sufficient deed or conveyance or deeds or conveyances for the same, any officer or duly authorized representative of the Secured Party being hereby constituted the irrevocable attorney of the Debtor for the purpose of making such sale and executing such deeds or conveyances, and any such sale made as aforesaid shall be a perpetual bar both in law and in equity against the Debtor and all other persons claiming all or any part of the Collateral by, from, through or under the Debtor;

(vii)	the Secured Party may accept the Collateral in satisfaction or partial satisfaction of the Obligations upon notice to the Debtor of its intention to do so in the manner required by law;

(viii)
the Secured Party may borrow money on the security of the Collateral for the purpose of the carrying on of the business of the Debtor or for the maintenance, preservation, protection or realization of the Collateral in priority to the Charge;

(ix)
the Secured Party may enter upon, occupy and use all or any of the Collateral occupied by the Debtor and use all or any of the Collateral for such time as the Secured Party requires to facilitate the realization of the Collateral, free of charge, and the Secured Party and the Beneficiaries will not be liable to the Debtor for any neglect in so doing (other than gross negligence or wilful misconduct on the part thereof) or in respect of any rent, charges, depreciation or damages in connection with such actions;

(x)
the Secured Party may charge on its own behalf and pay to others all amounts for expenses incurred and for services rendered in connection with the exercise of the rights and remedies of the Beneficiaries hereunder, including, without limiting the generality of the foregoing, reasonable legal, Receiver and accounting fees and expenses, and in every such case the amounts so paid together with all costs, charges and expenses incurred in connection therewith, including interest thereon at a rate per annum equal to the rate of interest per annum then payable on Canadian Prime Rate Loans plus 2.0% per annum, shall be added to and form part of the Obligations hereby secured; and

(xi)
the Secured Party may discharge any claim, Security Interest, encumbrance or any rights of others that may exist or be threatened against the Collateral, and in every such case the amounts so paid together with all reasonable costs, charges and expenses incurred in connection therewith shall be added to the Obligations hereby secured.

(b)	The Secured Party and the Beneficiaries may:

(i)	grant extensions of time,

(ii)	take and perfect or abstain from taking and perfecting security,

(iii)	give up securities,

(iv)	accept compositions or compromises,

(v)	grant releases and discharges, and

(vi)	release any part of the Collateral or otherwise deal with the Debtor, debtors and creditors of the Debtor, sureties and others and with the Collateral and other security as the Secured Party sees fit, without prejudice to the liability of the Debtor to the Secured Party and the Beneficiaries or the Beneficiaries’ rights hereunder.

(c)
The Beneficiaries shall not be liable or responsible for any failure to seize, collect, realize, or obtain payment with respect to the Collateral and shall not be bound to institute proceedings or to take other steps for the purpose of seizing, collecting, realizing or obtaining possession or payment with respect to the Collateral or for the purpose of preserving any rights of the Secured Party, the Debtor or any other person, in respect of the Collateral.

(d)
The Secured Party shall apply any proceeds of realization of the Collateral to payment of reasonable expenses in connection with the preservation and realization of the Collateral as above described and the Secured Party shall apply any balance of such proceeds to payment of the Obligations in accordance with the Credit Agreement.  If the disposition of the Collateral fails to satisfy the Obligations secured by this Agreement and the aforesaid expenses, the Debtor will be liable to pay any deficiency to the Secured Party and the Beneficiaries forthwith on demand.  Subject to the requirements of applicable law, any surplus realized in excess of the Obligation shall be paid over to the Debtor.

(e)
Any Receiver shall be entitled to exercise all rights and powers of the Secured Party hereunder.  To the extent permitted by law, any Receiver shall for all purposes be deemed to be the agent of the Debtor and not of the Secured Party and the Debtor shall be solely responsible for the Receiver’s acts or defaults and remuneration.

ARTICLE 6
GENERAL

6.1	Benefit of the Agreement

This Agreement shall be binding upon the successors and permitted assigns of the Debtor and shall benefit the successors and permitted assigns of the Secured Party and other Beneficiaries.

6.2	Conflict of Terms; Entire Agreement

This Agreement has been entered into as collateral security for the Obligations and is subject to all the terms and conditions of the Credit Agreement and Lender Financial Instruments and, if there is any conflict or inconsistency between the provisions of this Agreement and the provisions of the Credit Agreement or Lender Financial Instruments, the rights and obligations of the Debtor, Secured Party and Beneficiaries shall be governed by the provisions of the Credit Agreement and the Lender Financial Instruments.  This Agreement together with the Credit Agreement, Lender Financial Instruments and all other Documents constitute the entire agreement between the Debtor and the Secured Party with respect to the subject matter hereof.  There are no representations, warranties, terms, conditions, undertakings or collateral agreements, express, implied or statutory, between the Beneficiaries and the Debtor except as expressly set forth therein and herein.

6.3	No Waiver

No delay or failure by the Beneficiaries in the exercise of any right hereunder shall operate as a waiver thereof, nor shall any single or partial exercise of any right hereunder preclude the other or further exercise thereof or the exercise of any other right.

6.4	Severability

If any provision of this Agreement is determined to be invalid or unenforceable in whole or in part, such invalidity or unenforceability shall attach only to such provision or part thereof and the remaining part of such provision and all other provisions hereof shall continue in full force and effect.  To the extent permitted by applicable law the parties hereby waive any provision of law that renders any provision hereof prohibited or unenforceable in any respect.

6.5	Notices

Any demand, notice or other communication to be given in connection with this Agreement shall be given in writing and may be given by personal delivery, facsimile or other electronic means, addressed to the recipient as follows:

To the Debtor:

Baytex Energy Ltd.
Suite 2200, Bow Valley Square II
205 – 5th Avenue S.W.
Calgary, Alberta T2P 2V7

Attention:	Chief Executive Officer
Facsimile:	(403) 205-3845

To the Secured Party:

The Toronto-Dominion Bank
77 King Street West
18th Floor, Royal Trust Tower
Toronto, Ontario M5K 1A2

Attention:	Vice President, Loan Syndications – Agency
Facsimile:	(416) 982-5535

or such other address, electronic communication number, or to the attention of such other individual as may be designated by notice by any party to the other.  Any demand, notice or communication made or given by personal delivery or by facsimile or other electronic means of communication during normal business hours at the place of receipt on a Banking Day shall be conclusively deemed to have been made or given at the time of actual delivery or transmittal, as the case may be, on such Banking Day.  Any demand, notice or communication made or given by personal delivery or by facsimile or other electronic means of communication after normal business hours at the place of receipt or otherwise than on a Banking Day shall be conclusively deemed to have been made or given at 9:00 a.m. (Calgary time) on the first Banking Day following actual delivery or transmittal, as the case may be.

6.6	Modification; Waivers; Assignment

This Agreement may not be amended or modified in any respect except by written instrument signed by the Debtor and the Secured Party.  No waiver of any provision of this Agreement by the Secured Party shall be effective unless the same is in writing and signed by the Secured Party, and then such waiver shall be effective only in the specific instance and for the specific purpose for which it is given.  The rights of the Secured Party (including those of any Beneficiary) under this Agreement may only be assigned in accordance with the requirements of the Credit Agreement or applicable Lender Financial Instrument (as the case may be).  The Debtor may not assign its obligations under this Agreement.  Any assignee of a Beneficiary shall be bound hereby, mutatis mutandis.

6.7	Additional Continuing Security

This Agreement and the Charge granted hereby are in addition to and not in substitution for any other security now or hereafter held by the Secured Party or the Beneficiaries and this Agreement is a continuing agreement and security that shall remain in full force and effect until discharged by the Secured Party.

6.8	Discharge

The Debtor and the Collateral shall not be discharged from the Charge or from this Agreement except by a release or discharge in writing signed by the Secured Party.

6.9	No Release

The loss, injury or destruction of the Collateral shall not operate in any manner to release or discharge the Debtor from any of its liabilities to the Beneficiaries.

6.10	No Obligation to Act

Notwithstanding any provision of this Agreement or any other Document or the operation, application or effect hereof, the Secured Party, the other Beneficiaries or any Receiver, or any representative or agent acting for or on behalf of the foregoing, shall not have any obligation whatsoever to exercise or refrain from exercising any right, power, privilege or interest hereunder or to receive or claim any benefit hereunder.

6.11	Admit to Benefit

Subject to Section 6.6, no person other than the Debtor and the Beneficiaries shall have any rights or benefits under this Agreement, nor is it intended that any such person gain any benefit or advantage as a result of this Agreement nor shall this Agreement constitute a subordination of any security in favour of such person.

6.12	Time of the Essence

Time shall be of the essence with regard to this Agreement.

6.13	Waiver of Financing Statement, etc.

The Debtor hereby waives the right to receive from the Secured Party or the other Beneficiaries a copy of any financing statement, financing change statement or other statement or document filed or registered at any time in respect of this Agreement or any verification statement or other statement or document issued by any registry that confirms or evidences registration of or relates to this Agreement.

6.14	Governing Law

This Agreement shall be governed by and construed in accordance with the laws of the Province of Alberta and the laws of Canada applicable therein.

6.15	Attornment

The Debtor and each of the Beneficiaries each hereby attorn and submit to the jurisdiction of the courts of the Province of Alberta.  For the purpose of all legal proceedings, this Agreement shall be deemed to have been performed in the Province of Alberta and the courts of the Province of Alberta shall have jurisdiction to entertain any action or proceeding arising under this Agreement.  Notwithstanding the foregoing, nothing herein shall be construed nor operate to limit the right of the Debtor or any Beneficiary to commence any action or proceeding relating hereto in any other jurisdiction, nor to limit the right of the courts of any other jurisdiction to take jurisdiction over any action, proceeding or matter relating hereto.

6.16	Executed Copy

The Debtor hereby acknowledges receipt of a fully executed copy of this Agreement.

6.17	Counterparts

This Agreement may be executed in any number of counterparts, each of which shall be deemed to be an original and all of which taken together shall be deemed to constitute one and the same instrument, and it shall not be necessary in making proof of this Agreement to produce or account for more than one such counterpart.

IN WITNESS WHEREOF the parties hereto have executed this Agreement.

BAYTEX ENERGY LTD.

Per:
Name:
Title:

Per:
Name:
Title:

THE TORONTO-DOMINION BANK, as Agent and Secured Party

Per:
Name:
Title:

chief executive office of the Debtor and	Suite 2200, Bow Valley Square II
office where the Debtor keeps its records	205 – 5th Avenue S.W.
concerning the Receivables:	Calgary, Alberta T2P 2V7